Exhibit 23.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 9 to Registration Statement No. 333-166447 on Form S-11 of our report dated October 16, 2012 related to the Statement of Revenues and Certain Operating Expenses of OF Centennial CO for the year ended December 31, 2011 (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the purpose and basis of presentation of the Statement) appearing in the Current Report on Form 8-K/A of Cole Corporate Income Trust, Inc. filed with the U.S. Securities and Exchange Commission on October 16, 2012, and to the reference to us under the heading “Experts” in the Prospectus, which is part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona

July 16, 2013